

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

> **Re: 707 Cayman Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 9, 2024**
> **CIK No. 0002018222**

Dear Elvis Cheung:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed April 9, 2024

Cover Page

1. Please revise to discuss how regulatory actions related to data security and anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment or list on a U.S./foreign exchange. Please also similarly revise the resale prospectus cover page.

2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Please also similarly revise the resale prospectus cover page.

3. Please amend your disclosure here and in the summary risk factors and risk factors

sections to state that, to the extent cash in the business is in the Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Further, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Please also similarly revise the resale prospectus cover page.

4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary. Please also similarly revise the resale prospectus cover page.

5. Please revise your disclosure to acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Please also similarly revise the resale prospectus cover page.

6. We note your statement that "the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau." Please revise to state that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also similarly revise the resale prospectus cover page.

Definitions, page iv

7. Please include a definition of "Operating Subsidiary."

Prospectus Summary, page 1

8. Please revise the "Risks and Challenges" section to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time,

or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor relating to the risks of being a China based issuer, please provide a cross reference to the relevant individual detailed risk factor in the prospectus.

9. We note your disclosure regarding regulatory developments in the PRC. Please revise to state each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also note your disclosure that you do not believe you will be subject to CAC and CSRC cybersecurity regulation. Please revise to state, here and elsewhere as appropriate including on page 18, whether you relied on the opinion of counsel in making such determination, and if so, name such counsel and file the consent of counsel as an exhibit; if you did not rely on the opinion of counsel, please explain why, as well as the basis for your conclusions regarding why CAC and CSRC cybersecurity approvals are not required. Please also revise this section to discuss the Trial Measures in further detail, disclose whether you are subject to and have complied with the Trial Measures, and the risks to investors of non-compliance.

10. We note your disclosure on the transfer of cash to and from your subsidiaries. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

11. Please revise the diagrams of the company's corporate structure to identify the persons or entities that own JME, Harmony Prime, Expert Core, Goldstone and Long Vehicle, as well as the relevant percentages of ownership. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which your operations are conducted.

12. Please state that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor, which is located in Hong Kong, for a period of two consecutive

years, and that as a result an exchange may determine to delist your securities.

Risk Factors, page 10

13. We note your disclosure on page 78 that the company entered into a loan facility with Mr. Cheung, payable upon completion of this offering. Please revise to include a risk factor discussing this related party liability and any associated risks.

14. We note that you rely on five suppliers for a majority of your purchases and that a quarter of your purchases are from a single supplier. Please include a risk factor discussing the risks of this reliance and any disruptions you have experienced due to such reliance.

15. We note that "global logistics and supply chain were adversely interrupted by pandemic outbreak." Please include a risk factor that discusses the material risks to your business associated with supply chain disruptions. Also in your Management's Discussion and Analysis section, discuss whether supply chain disruptions materially affect your outlook or business goals, specify whether these challenges have materially impacted your results of operations or capital resources, and quantify how your sales, profits and/or liquidity have been impacted. Also revise to discuss known trends or uncertainties resulting from mitigation efforts taken, if any, and explain whether any mitigation efforts introduce new material risks, including those relating to product quality, reliability or regulatory approval of products. Such discussions should account for your roles as supply chain manager, recipient of products from suppliers, and distributor of products to customers.

16. Please include a risk factor discussing whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Through long arm provisions..., page 17

17. Please revise this risk factor to discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA..., page 20

18.   We note your risk factor disclosure regarding recent updates to PCAOB inspections. Please amend this disclosure to include the risk that the PCAOB's December 2022 statement that it could inspect all China- and Hong Kong- auditors in 2022 can be changed and does not grant an automatic grace period.

Use of Proceeds, page 31

19.   We note that a portion of the proceeds of this offering will be used to acquire brands and/or licensing of new brands. If known, please briefly describe the assets to be acquired and their cost or, if not yet known, please state that that is the case. Refer to Item 3.C.2 of Form 20-F.

Dividend Policy, page 33

20.   Please revise to provide more information regarding the basis of the September 29, 2023 special dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended September 30, 2022 Compared to Fiscal Year Ended September 30, 2023, page 39

21.   We note you have discussed changes in revenues by revenue source, specifically by product sales, sourcing fees, and logistics fees. Given the diverse nature of these offerings and different economic characteristics of these lines of business, in order to provide the reader insight into the contribution of each of these business lines to overall results, please revise your filing to expand your discussion of cost of sales, gross profit, and gross margin to include a presentation similar to the presentation of revenues. Refer to the guidance in Item 5A of Form 20-F.

Business, page 54

22.   Please discuss any seasonality experienced by your business. Refer to Item 4(B)(3) of Part 1 of Form 20-F.

23.   We note your disclosure that a portion of the proceeds will go toward marketing development. Please disclose your intended marketing development plan or, if unknown, please state that that is the case.

Description of Share Capital, page 79

24.   We note your disclosure regarding material provisions in the company's articles of association. Please revise to also detail material provisions in the articles of association relating to the company's directors as specified in Item 10(B)(2) of Part 1 of Form 20-F.

Underwriting, page 94

25. We note your disclosure on page 77 implying that the underwriter has an overallotment option. Please revise your disclosure in this section, the prospectus cover page and elsewhere as appropriate, if true.

Resale Prospectus, page Alt-1

26. We note that "[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our [primary] Offering begin trading on the Nasdaq." Given that sales in the resale offering will not take place until after the completion of your initial public offering and your listing, please delete your statement that "Ordinary Shares sold by the Resale Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public Offering price of the Ordinary Shares we are selling in our initial public Offering."

27. Please revise to describe the circumstances (*i.e.,* background, nature, exemption from registration) under which each Resale Shareholder acquired its shares. Also revise to disclose the nature of any position, office, or other material relationship that each Resale Shareholders has had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control each Resale Shareholder, as well as any material relationship that such natural persons have had with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K.

Notes to Combined Financial Statements
Note 2 - Summary of Significant Accounting Policies
Foreign Currency Transaction, page F-8

28. We note your disclosure on page 38 which states most of your business transactions in sales and purchases are denominated in U.S. dollars. Please tell us how considered the guidance in ASC 830 for these transactions that are denominated in a currency other than your functional currency of the Hong Kong dollar.

Revenue Recognition, page F-9

29. We note your disclosure on page 54 which states that you enter into sales contracts with your customers. These sales contracts appear to include market trend analysis, design and product development, sourcing, production management, quality control and logistics services. Please tell us how you identified the performance obligations for these contracts and how your current revenue recognition policy takes into consideration your accounting of these services. In addition, please tell us how you accounted for the deposits received at the signing of the contracts.

General

30. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

31. Where you discuss being controlled by JME, please state that JME is owned and controlled by Mr. Cheung Lui, who is also your chief executive officer and executive director.

32. In an appropriate place, discuss China's Enterprise Tax Law and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion.

 Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David L. Ficksman